SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP-94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

/s/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 25, 2007

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments at fair value-
Investment contract with insurance company	$8,565,195	$8,858,137
Mutual funds	33,373,048	29,955,115
Common collective trust	311,223	407,198
Common stock	1,381,289	1,005,102
Cash	—	21,840
Participant loans	418,616	491,242

Total investments, at fair value	44,049,371	40,738,634

Receivables -
Employer matching contribution	29,710	38,744
Employer retirement contribution	737,709	756,013
Participant contributions	60,371	75,222
Pending trades	48,015	—
Accrued investment income	789	169

Total receivables	876,594	870,148

Total assets	44,925,965	41,608,782

LIABILITIES:
Benefits payable	337,133	—

Total liabilities	337,133	—

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	44,588,832	41,608,782

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	(37,521)	47,198

NET ASSETS AVAILABLE FOR BENEFITS	$44,551,311	$41,655,980

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Investment Income -
Net appreciation in fair value of investments	$2,581,565
Interest and dividends	1,848,450
Loan repayment interest	24,081

Total Investment Income	4,454,096

Contributions-
Employer matching contributions	1,049,303
Employer retirement contributions	737,709
Participant contributions	2,463,053
Rollover contributions	341,326

Total contributions	4,591,391

Total Additions	9,045,487

DEDUCTIONS:
Benefits paid to participants	6,111,078
Administrative expenses	39,078

Total Deductions	6,150,156

Increase In Net Assets	2,895,331

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	41,655,980

End of Year	$44,551,311

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) that allows employees to make deferred contributions beginning on the first day of the month subsequent to their date of hire, as defined in the Plan Document. Wilmington Trust Company and Transamerica Financial Insurance Company, Inc. serve as custodians of the Plan’s assets. USI Retirement Services, Inc. serves as the Recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions—Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for Catch-up contributions to be made. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month after completion of one year of service. In addition, after the end of the Plan Year, the Company will make a Retirement Contribution in the amount of 3% of annual eligible compensation on behalf of all eligible participants (“Retirement Contributions”). For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month after the completion of two years of service.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. Participants may also contribute amounts representing qualifying distributions from other qualified plans.

Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, a common/collective trust fund, the WPP Stock Fund and an insurance investment contract as investment options for participants. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract. The MetLife Stable Value Fund is used to invest forfeitures until such amounts are used to offset the Company’s future Matching or Retirement contributions.

Vesting—Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion of their accounts is based on years of service, as defined in the Plan. Participants vest 25% per year for the first two years and 50% for the third year in the Company’s Matching Contribution portion, plus actual earnings thereon.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $103,373 and $63,046, respectively. These amounts are automatically invested in the MetLife Stable Value Fund until such amounts are used to offset the Company’s future contributions (Matching or Retirement) or Plan fees. During the year ended December 31, 2006, forfeitures were used to offset employer contributions and Plan expenses.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustees of the Plan. Principal and interest is paid ratably through payroll deductions. At December 31, 2006, interest rates ranged from 4% to 9.5%, for outstanding loans. Participant loans at December 31, 2006 and 2005 were $418,616 and $491,242, respectively.

Payment of Benefits—On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans which are stated at cost plus accrued interest which approximates their market value, and the insurance contract with Transamerica Financial Insurance Company, Inc. (“Transamerica”). The Plan’s units of participation in the MetLife Stable Value Fund represent an undivided interest in the underlying assets of the trust. The purchase and redemption price of the units is determined periodically by the trustee, based on the current market values of the underlying assets of the funds. As described in Note 2 above, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Guide and Defined-Contribution Health and Welfare and Pension Plans. The investment contract held by the Plan is reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction in net appreciation in fair market value of investments for such investments.

Expenses—Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 1996, the Plan and Hill and Knowlton, Inc.’s other Company sponsored retirement plan entered into a benefit-responsive investment contract with Massachusetts Fidelity Trust Company (“MFTC”) and Transamerica. Transamerica maintains the contributions in a pooled separate account. Investment income and administrative expenses are allocated based upon the ending balance of each plan in the pooled separate account. The pooled separate account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by MFTC and Transamerica. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract. The contract is considered fully benefit-responsive in accordance with FSP AAG INV-1 and SOP 94-4-1.

The contract value of the investment in the insurance contract was $8,527,674 and $8,905,335 at December 31, 2006 and 2005, respectively. Investment income from the insurance investment contract totaled $377,261 for the year ended December 31, 2006. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 4.5% for 2006. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005
Investment Contract with Transamerica Financial Ins. Co. Inc.	$8,527,674	$8,905,335
American Balanced Fund	8,894,577	8,378,118
Goldman Sachs Capital Growth Fund	4,791,517	4,183,430
American EuroPacific Growth Fund	4,404,470	3,568,267
American Washington Mutual Investment Fund	3,958,954	3,303,737
AIM Constellation Fund	2,085,674	2,286,233
Enterprise Small Company Value Fund	2,538,077	2,238,775

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,581,565 as follows:

Mutual funds	$2,311,816
Common collective trust funds	6,811
WPP Group plc stock	262,938

Net appreciation in fair value of investments	$2,581,565

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the American Depositary Receipts of WPP Group plc (“WPP”), a party-in-interest. At December 31, 2006 and 2005, the Plan held 20,379 and 18,613 shares, respectively, of WPP stock, valued at $1,381,289 and $1,005,102, respectively. During the year ended December 31, 2006, the Plan recorded dividend income on the WPP shares of $17,374.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Internal Revenue Code (“IRC”) and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

HILL AND KNOWLTON, INC. RETIREMENT AND 401k SAVINGS PLAN

EIN: 13-3016062 PN: 001	FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006

(a)	(b)Identity of Issue, Borrower, Lessor or Similar Party	(c)Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)Cost	(e)Current Value
	Investment Contract with Transamerica Financial Insurance Company, Inc.	Pooled Separate Accounts	**	$8,565,195
	AIM Constellation Fund	Mutual Fund	**	2,085,674
	Alliance Premier Growth	Mutual Fund	**	1,819,231
	American Balanced Fund	Mutual Fund	**	8,894,577
	American EuroPacific Growth Fund	Mutual Fund	**	4,404,470
	American Washington Mutual Investment	Mutual Fund	**	3,958,954
	Enterprise Small Company Value Fund	Mutual Fund	**	2,538,077
	Goldman Sachs Capital Growth Fund	Mutual Fund	**	4,791,517
	Van Kampen Aggressive Growth Fund	Mutual Fund	**	1,350,734
	Oppenheimer Global Fund	Mutual Fund	**	1,701,443
	Lord Abbett Mid Cap Value	Mutual Fund	**	1,828,371
*	Wilmington Prime MM Portfolio	Mutual Fund	**	311,223
*	WPP Group Stock Fund	Common Stock	**	1,381,289
*	Participant Loan Fund	Loans issued to employees, at interest rates ranging from 4.0% to 9.5% , with maturities ranging from 2007 to 2025		418,616

	Total assets			$44,049,371

*	Permitted party-in-interest
**	Cost information not required for participant-directed investments and is, therefore, not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Date:	June 28, 2007	By:	/s/ Sharon Hirsch
		Name:	Sharon Hirsch
		Title:	Director of Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm